Filed Pursuant to Rule 253(g)(2)

File No. 024-10690

FUNDRISE FOR-SALE HOUSING eFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 9 DATED SEPTEMBER 4, 2020

TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (“we”, “our”, “us” or the “Company”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain recent ongoing developments related to a potential merger with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC and Fundrise National For-Sale Housing eFund, LLC.

Recent Ongoing Developments in our Business

Our Manager, in an effort to consolidate operations and maximize returns to our shareholders, commenced internal discussions regarding a potential merger with affiliates of our sponsor, Fundrise National For-Sale Housing eFund, LLC (“National eFund”) and Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (“LA eFund”). No definitive plan or agreement of merger has been finalized at this time, but we intend that any potential merger could be completed by the end of the fourth quarter of 2020. We intend that any potential merger would involve the Company and National eFund merging with and into LA eFund and would be structured as a stock for stock merger. In exchange for shares in the Company and National eFund, our shareholders and shareholders of National eFund would receive shares in LA eFund based on the respective and most recently announced NAV per share amounts for all companies. Pursuant to our, National eFund’s and LA eFund’s operating agreements, the Manager has the right to consummate the merger, subject to approval of the Independent Representative, and shareholder consent is not required.